UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

2 February 2004

BLUE SQUARE – ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Vice Chairman of the Board of Blue Square Discusses with Management his Intention to Recommend an Equity Compensation Plan to the Board

ROSH HAAYIN, Israel, Feb. 2, 2004 – Blue Square-Israel Ltd. (NYSE: BSI) announced that at a meeting of management of Blue Square held on February 1, 2004, Mr. David Wiessman, the Deputy and Vice Chairman of the Board of Directors of Blue Square and Chief Executive Officer of Alon Israel Oil Company Ltd., an indirect major shareholder of Bronfman-Alon Ltd., the holder of approximately 78% of Blue Square’s outstanding shares, conveyed to management his intention to recommend to the Board of Directors of Blue Square that it adopts an equity compensation plan for Blue Square’s management. Any adoption of an equity compensation plan by Blue Square would be subject to all requirements of law, including the approval of the Board of Directors.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 161 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il .

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2002.

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: irisp@coop.co.il